Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

Nine Months Ended
(Dollars in Millions)	September 30, 2003

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	$7,233
Minority interest	1,132
Equity in earnings of unconsolidated businesses	(673)
Dividends from unconsolidated businesses	89
Interest expense	2,132
Portion of rent expense representing interest	326
Amortization of capitalized interest	84

Income, as adjusted	$10,323

Fixed charges:
Interest expense	$2,132
Portion of rent expense representing interest	326
Capitalized interest	97
Preferred stock dividend requirement	11

Fixed charges	$2,566

Ratio of earnings to fixed charges	4.02